Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07022217

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

29 March 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as at today's date.

- Director/PDMR Shareholding.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dw 4/4

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	14:16 08-Mar-07
Number	PRNUK-0803

KeldaGroup

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of director

Martin Towers

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Martin Towers

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

SAYE Sharesave Exercise

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
2,016	0.00056	N/A	N/A

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	366.0pence	8 March 2007	8 March 2007

END